November 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Spitz

Re:	Reliance Global Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021
Form 10-Q for Fiscal Quarter Ended June 30, 2022
File No. 001-40020

Dear Mr. Spitz:

Reliance Global Group, Inc. (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 20, 2022 (the “Comment Letter”), relating to the above-referenced filings.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 4. Investment in NSURE, Inc., page F-20

1.	Please refer to comment 1. Please tell us the key terms (e.g. date the agreement was signed, purchase price, etc.) related to the Stock Purchase Agreement entered into with NSURE, Inc. (“NSURE”) and how you accounted for your investment in NSURE subsequent to the date of the Stock Purchase Agreement. Specifically, tell us the accounting guidance you considered and if you recognized a gain.

Response: Stock Purchase Agreement key terms:

Purchaser:	Nsure Inc.
Seller:	Reliance Global Group, Inc.
Agreement Date:	May 3, 2022
Shares:	394,029 shares of Nsure Inc. Class A common stock
Purchase Price:	$2,000,000
Closing Date:	On or before December 31, 2022
Remedies:	Seller’s remedy in event of NSURE breach is limited to $1,000

We accounted for our investment in NSURE in accordance with ASC 321-10-35-2, at cost minus impairment; no impairment or gain has been recognized to-date.

2.	Please refer to comment 3. Please tell us the accounting guidance you relied upon in recording the $2.1 million of transaction costs as an expense in the quarter ended March 31, 2022 rather than as a reduction of equity (i.e. additional paid-in capital).

Response: The Company recognized the $2.1 million of transaction costs as an expense because the net proceeds (gross contractual proceeds less expenses deducted from those proceeds) from the private placement were less than the financial liabilities recognized when recording the transaction.

The private placement was negotiated at arm’s length with an unrelated party and the terms did not contain any rights or privileges requiring separate accounting recognition as an asset. The fair value of the warrant liability recognized at the closing of the private placement was greater than the net proceeds of the private placement. While, ASC 815 and ASC 470 provide allocation guidance for certain types of transactions, judgment is required to determine the allocation of proceeds in the situation where the fair value of a financial liability exceeds the net proceeds received by the issuer.

Form 10-Q for Fiscal Quarter Ended June 30, 2022 Note 7. Earnings (Loss) Per Share, page 18

3.	Please refer to comment 5. Please provide us your calculation of the dilutive effect of the Series B convertible preferred stock, the Series B warrants and the stock awards for the three and six months ended June 30, 2022 and explain why you believe the effect of the Series B convertible preferred stock is more dilutive then the Series B warrants.

Response: Based on the sequencing provisions in ASC 260-10-45-18, and per review of the earnings per share calculation, we determined that the Series B warrants were the most dilutive security and therefore should have been considered first in the calculation. As a result, the Series B convertible preferred stock and the stock awards should have been considered antidilutive. Had the stock awards and Series B convertible preferred stock not been included, diluted loss per common share would have been $(0.11) and $(0.66) for the three and six months ended June 30, 2022. The impact of including them in the dilutive earnings per share calculation reduced the dilutive loss per share by $0.01 and $0.07 for the three and six months ended June 30, 2022, respectively, which has been deemed immaterial both quantitatively and qualitatively to the result and we will revise future filings to reflect dilutive earnings per share at maximum potential dilution by considering the most dilutive securities first in the calculation.

Please see calculation of the dilutive effect of the Series B convertible preferred stock, The Series B warrants and the stock awards for the three and six months ended June 30, 2022, attached as Exhibit A.

4.	Please refer to comment 6. Noting your disclosure of the number of common shares outstanding in the Condensed Consolidated Statements of Stockholders’ Equity (Deficit), please provide us your detailed calculation of the weighted average common shares outstanding of 15,638,236 and 13,071,072 included in the denominator of your basic EPS for the three-months and six-months ended June 30, 2022, respectively.

Response: Please see detailed calculation of the weighted average common shares for the three and six months ended June 30, 2022, attached as Exhibit A.

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If you have any questions or need additional information, please contact the undersigned at (732) 380-4665 or Joel Markovits at (732) 380-4646.

Thank you.

Sincerely,

/s/ William Lebovics
William Lebovics Chief Financial Officer

cc:	Leslie Marlow, Esq.
Hank Gracin, Esq.
Blank Rome LLP

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Reliance Global Group

Exhibit A - Weighted Average Common Shares

6/30/2022

	Three Months	Three Months
	ended	ended
	June 30, 2022	June 30, 2021
Net income -loss)	$10,495,691.00	$(1,276,886.00)
Deemed dividend	-	-
Net income -loss), numerator, basic computation	10,495,691.00	(1,276,886.00)
Recognition and change in fair value of warrant liability	(12,633,251.00)	-
Net income -loss), numerator, diluted computation	$(2,137,560.00)	$(1,276,886.00)

Weighted average shares - denominator basic computation	18,738,290.00	10,934,489.00
Effect of stock awards		-
Effect of preferred stock		-
Weighted average shares, as adjusted - denominator diluted computation	18,738,290.00	10,934,489.00

Earnings -loss) per common share – basic	$0.56	$(0.12)
Earnings -loss) per common share – diluted	(0.10)	(0.12)

Impact of remvoing RSUs and preferred stock	(0.11)
Change	(0.01)

	Six Months	Six Months
	ended	ended
	June 30, 2022	June 30, 2021
Net income -loss)	$19,835,692.00	$(1,890,812.00)
Deemed dividend	(6,930,335.00)	-
Net income -loss), numerator, basic computation	12,905,357.00	(1,890,812.00)
Recognition and change in fair value of warrant liability	(24,748,163.00)	-
Net income -loss), numerator, diluted computation	$(11,842,806.00)	$(1,890,812.00)

Weighted average shares - denominator basic computation	17,238,285.00	9,259,738.00
Effect of stock awards		-
Effect of Series B warrant liability	631,276.00	-
Effect of preferred stock		-
Weighted average shares, as adjusted - denominator diluted computation	17,869,561.00	9,259,738.00
Earnings -loss) per common share - basic	$0.75	$(0.20)
Earnings -loss) per common share - diluted	$(0.59)	$(0.20)

Impact of remvoing RSUs and preferred stock	(0.66)
Change	(0.07)